Form 6-K

# SECURITIES AND EXCHANGE COMMISSION



Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2002 Commission File Number: 0-20235

P.E. 7/1/02

## NORTH AMERICAN PALLADIUM LTD.

(Name of Registrant)

130 Adelaide Street West
Suite 2116
Toronto, Ontario
Canada M5H 3P5

(Address of Principal Executive Offices)



Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ Assigned File No. ___________ No ☒

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).



Exhibit Index begins on page 3.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date: July 23, 2002

By: Mary Batoff

Title: Secretary

## EXHIBIT INDEX

| Exhibit | Description of Exhibit | Page |
| --- | --- | --- |
| 1 | Material Change Reported dated July 23, 2002 | 4 |

EXHIBIT 1

**NORTH AMERICAN PALLADIUM LTD.**

**MATERIAL CHANGE REPORT**

Pursuant to: Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 73 of the Securities Act (Quebec)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

**Item 1. Reporting Issuer**

The reporting issuer filing this material change report is North American Palladium Ltd. (the "Corporation"), Suite 2116, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

**Item 2. Date of Material Change**

July 9, 2002

**Item 3. Press Release**

July 9, 2002

**Item 4. Summary of Material Change**

The Corporation announced continued improvement in its operating performance for the second quarter of 2002. Mill throughput and palladium recovery increased in the second quarter of 2002 as a result of modifications to the Semi-Autogenous Grinding (SAG) mill and to the grinding and flotation circuits. During the second quarter of 2002, the mill processed 1,270,284 tonnes of ore or 13,959 tonnes per day with a palladium head grade of 2.00 grams per tonne, producing 62,168 ounces of palladium at a recovery rate of 76.0%. Other metal production during the second quarter of 2002 included 5,211 ounces of platinum, 4,244 ounces of gold, 1,387,822 pounds of copper and 737,683 pounds of nickel. This compares to the first quarter of 2002 when the mill processed 1,205,150 tonnes of ore or 13,391 tonnes per day with a palladium grade of 1.91 grams per tonne, producing 53,922 ounces of palladium at a recovery rate of 73.0%. Palladium production in the second quarter of 2002 improved by 15.3% compared to the first quarter of 2002.

**Item 5. Full Description of Material Change**

See attached press release.

**Item 6. Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 74 of the Securities Act (Quebec); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland).**

N/A

**Item 7. Omitted Information**

N/A

**Item 8. Senior Officer**

Mary Batoff, Secretary

Tel.: 416-360-2655

**Item 9. Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at Toronto, this 23rd day of July 2002.

**NORTH AMERICAN PALLADIUM LTD.**

"Mary Batoff" (signed)
Per:________________________

North American **Palladium** Ltd.

130 Adelaide St. West
Suite 2116
Toronto, ON
M5H 3P5

Website: www.napalladium.com

# News Release

July 9, 2002

FOR IMMEDIATE RELEASE

Trading Symbol: TSX - PDL
AMEX - PAL

## North American Palladium Ltd. Announces Operating Performance for Second Quarter 2002

North American Palladium Ltd. is pleased to announce continued improvement in its operating performance for the second quarter of 2002. Mill throughput and palladium recovery increased in the second quarter of 2002 as a result of modifications to the Semi-Autogenous Grinding (SAG) mill and to the grinding and flotation circuits. During the second quarter of 2002, the mill processed 1,270,284 tonnes of ore or 13,959 tonnes per day with a palladium head grade of 2.00 grams per tonne, producing 62,168 ounces of palladium at a recovery rate of 76.0%. Other metal production during the second quarter of 2002 included 5,211 ounces of platinum, 4,244 ounces of gold, 1,387,822 pounds of copper and 737,683 pounds of nickel. This compares to the first quarter of 2002 when the mill processed 1,205,150 tonnes of ore or 13,391 tonnes per day with a palladium grade of 1.91 grams per tonne, producing 53,922 ounces of palladium at a recovery rate of 73.0%. Palladium production in the second quarter of 2002 improved by 15.3% compared to the first quarter of 2002.

The increased mill throughput and palladium recovery in the second quarter of 2002 resulted from a number of initiatives introduced by the Company in the first quarter of 2002. The contract crushing which is supplying fine ore has increased the efficiency of the SAG mill. In addition, the installation of the new liners in the SAG mill in the first quarter of 2002 combined with higher operating efficiencies and increased mill availability contributed to improved mill throughput. Modifications to the flotation circuit and improved operator training introduced in the first quarter of 2002 also contributed to the operating improvements for the second quarter. The following table outlines the operating improvements since the third quarter of 2001:

| | Q3, 2001 | Q4, 2001 | Q1, 2002 | Q2, 2002 |
|---|---|---|---|---|
| **Mill Throughput (Tonnes per day)** | 9,897 | 12,463 | 13,391 | 13,959 |
| **Palladium Recovery (%)** | 62.9% | 70.4% | 73.0% | 76.0% |
| **Palladium Production (ounces)** | 36,891 | 51,475 | 53,922 | 62,168 |

In the second quarter of 2002 Lakefield Research Ltd., a consultant under contract to the Company, commissioned a pilot plant at the Lac des Iles mill to identify process circuits within the mill for further improvement. The pilot plant testing has been completed and the results are currently being analyzed. In the third quarter of 2002, the Company will identify a preferred operating plan for the mill and expects to begin the implementation of long-term solutions to further improve palladium production.

"Our management team and employees have been working diligently to improve the performance of the Lac des Iles mine in 2002. We are very pleased with the progress which has been made to both mill throughput and palladium recovery during the second quarter of 2002," said Keith Minty, President and Chief Executive Officer, North American Palladium. "The initial results of the pilot plant work are encouraging and we intend to implement additional operating improvements in 2002 to further enhance shareholder value."

---

**North American Palladium's Lac des Iles Mine** is Canada's only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. **Palladium** use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan.

For further information contact:
Keith C. Minty - President & CEO
Tel: (416) 360-2656 Fax: (416) 360-7709
or
George D. Faught - Vice President Finance & CFO
Tel: (416) 360-2650 Fax: (416) 360-7709
or
Nicholas J. Nikolakakis - Treasurer
Tel: (416) 360-2651 Fax: (416) 360-7709